EXHIBIT 99.1

News for Immediate Release

Electrovaya ranked 3rd in Canada’s Enterprise—Industry Leaders winners in Deloitte’s Technology Fast 50TM program

Electrovaya’s 3 year growth percentage of 383%, ranking 3rd in the Enterprise—Industry Leaders category that is limited to enterprise-level companies with a minimum of C$50 million in revenue

Toronto, Ontario – October 24, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is honored to be the Enterprise Industry Leaders winners in Deloitte’s Technology Fast 50TM program. The award recognizes the fastest-growing enterprise-level technology, media, and telecommunications companies by revenue growth percentage over their last four years of operation. This category is open to companies that recorded a minimum revenue of $10 million in 2021 and $50 million in 2024.

“We are honored to be recognized by Deloitte for the third consecutive year, and pleased to mark our first inclusion in the Enterprise category. This recognition reflects our strong growth, driven by increasing adoption of Electrovaya’s Infinity Battery technology — an industry-leading innovation that delivers substantial improvements in safety and longevity, two key performance metrics for mission-critical electrified applications. Still in the early stages of commercialization, this technology is garnering growing interest from sectors including material handling, robotics, defense, and AI datacenter infrastructure,” said Dr. Raj DasGupta, CEO of Electrovaya.

The Enterprise—Industry Leaders exemplify the enduring strength and proven success of Canada's business landscape," said Amanda Perran, National Technology Fast 50 program co-leader at Deloitte Canada. "With a longstanding track record of achievement and resilience, they continue to set the standard for excellence, driving sustainable growth and inspiring progress across Canadian technology enterprise."

“These distinguished companies have consistently demonstrated leadership and innovation at the highest level within their industries," added Brendan Cooper, National Technology Fast 50 program co-leader at Deloitte Canada. "Their sustained commitment to excellence and their ability to adapt in an evolving market are driving meaningful change, both within their organizations and across Canada's technology sector. Their achievements serve as inspiring examples of how established Canadian businesses are shaping a successful and dynamic future."

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About the Deloitte Technology Fast 50 program

The Technology Fast 50 program is Canada's pre-eminent technology awards program. It recognizes business growth, innovation, and entrepreneurship in three distinct categories: Technology Fast 50, Enterprise-Industry Leaders, and Companies-to-Watch. The program also recognizes thriving technology companies in the United States and Canada in partnership with the North American Technology Fast 500 program Program sponsors for 2025 include RBC, Osler, EDC, CCI, TMX, Lafond and The Globe and Mail. For more information, visit www.fast50.ca.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA) (TSX: ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

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